                                  SCHEDULE 14A
                                Amendment No. 1


                                 (Rule 14a-101)
                     INFORMATION REQUIRED IN PROXY STATEMENT
                            SCHEDULE 14A INFORMATION
Proxy Statement Pursuant to Section 14(a) Of the Securities Exchange Act of 1934


Filed by the registrant [ ]
Filed by a party other than the registrant [X]
Check the appropriate box:

[X] Preliminary Proxy Statement
[ ] Confidential, for Use of the Commission Only (as permitted by Rule
    14a-6(e)(2))
[ ] Definitive Proxy Statement
[ ] Definitive Additional Materials
[ ] Soliciting Material Pursuant to Rule 14a-11(c) or Rule 14a-12

    Meridian Point Realty Trust '83
--------------------------------------------------------------------------------
                (Name of Registrant as Specified In Its Charter)

    Meridian '83 Shareholders' Committee for Growth
--------------------------------------------------------------------------------
    (Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of filing fee (Check the appropriate box):
[X] No Fee required
[ ] Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

         (1) Title of each class of securities to which transaction applies:
         Shares of Beneficial Interest
         ----------------------------------------------------------------------

         (2) Aggregate number of securities to which transaction applies:

         ----------------------------------------------------------------------

         (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11. (Set forth the amount on which the filing fee is calculated and state how it was determined.)

         ----------------------------------------------------------------------

         (4) Proposed maximum aggregate value of transaction:

         ----------------------------------------------------------------------

         (5) Total fee paid:

         ----------------------------------------------------------------------

[ ] Fee paid previously with preliminary materials:
[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

         (1)      Amount previously paid:

         ----------------------------------------------------------------------

         (2)      Form, Schedules or Registration Statement No.:

         ----------------------------------------------------------------------

         (3)      Filing party:

         ----------------------------------------------------------------------

         (4)      Date filed:

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



                           PRELIMINARY PROXY STATEMENT

                    IN OPPOSITION TO THE BOARD OF TRUSTEES OF

                         MERIDIAN POINT REALTY TRUST '83

                         ANNUAL MEETING OF SHAREHOLDERS
                        SCHEDULED FOR SEPTEMBER 22, 1998



TO ALL SHAREHOLDERS OF
MERIDIAN POINT REALTY TRUST '83:


         This Proxy Statement is furnished by the Meridian '83 Shareholders' Committee for Growth (the "Meridian Committee") in connection with its solicitation of proxies to be used at the Annual Meeting of shareholders (the "Shareholders") of Meridian Point Realty Trust '83 ("Meridian" or the "Company") scheduled to be held on September 22, 1998, at the Holiday Inn, 750 Kearney Street, San Francisco, California 94108 at 10:30 a.m., local time, and at any adjournments or postponements thereof. This Proxy Statement and the accompanying WHITE Proxy Card are first being sent to the Company's Shareholders on or about August 31, 1998.



         As more fully described herein, the Meridian Committee plans to seek Shareholder approval to convert Meridian to a perpetual-life real estate investment trust (a "REIT"). The following are certain risk factors associated with such a conversion:

         - The liquidation alternative proposed by Meridian could be more valuable to Shareholders than the return to Shareholders from the conversion of Meridian to a perpetual-life REIT.

         - If Meridian was converted to a perpetual-life REIT, Shareholders would experience a fundamental change in the nature of their investment.

         - Following conversion to a perpetual-life REIT, there can be no assurance that the Company would be able to obtain the necessary financing for the purchase of any properties.

For a more complete description of these and other risk factors, Shareholders are urged to carefully review the "Risk Factors" section set forth in this Proxy Statement.


         The Trustees of Meridian have set August 4, 1998 as the record date for the Annual Meeting (the "Record Date"). According to the most recent Form 10-Q Quarterly Report filed by Meridian with the Securities and Exchange Commission, as of May 14, 1998, there were outstanding and entitled to vote at the Annual Meeting a total of 3,031,618 Shares of Beneficial Interest (the "Shares"). Each Share is entitled to one vote on all matters submitted to a vote of the Shareholders at the Annual Meeting. Shareholders do not have cumulative voting rights in the election of Trustees. The affirmative vote of the holders of a majority of the Shares cast at the Annual Meeting is required for the election of Trustees. By executing a WHITE proxy, a Shareholder will be granting the Meridian Committee the right to vote in favor of the Meridian Committee's nominees for election as Trustees. See "Solutions to the Problems" and "Nominees for Election as Trustees."

         As of the Record Date, members of the Meridian Committee beneficially own and have the right to vote an aggregate of 587,609 Shares, constituting approximately 19.3% of the total outstanding Shares. See "The Meridian Committee."

         THE MERIDIAN COMMITTEE URGES YOU TO SIGN, DATE AND RETURN THE ENCLOSED WHITE PROXY CARD TO VOTE FOR THE ELECTION OF THE MERIDIAN COMMITTEE'S NOMINEES AS TRUSTEES. A POSTAGE-PAID ENVELOPE HAS BEEN PROVIDED FOR YOUR CONVENIENCE.

                          REASONS FOR THIS SOLICITATION


         The Meridian Committee is urgently soliciting your proxy to enable it to implement a growth strategy for the Company. The Meridian Committee does not believe that liquidating Meridian is the best answer for its Shareholders. The Meridian Committee seeks your help to elect five Trustees with substantial commercial real estate, finance and legal experience (the "Nominees") who will constitute the Board of Trustees of Meridian. In order for the Nominees to implement the policies necessary to maximize shareholder value, the Nominees will seek, after their election, the approval of the Shareholders of an amendment to the Declaration of Trust of Meridian (the "Declaration") to eliminate the "self-liquidating" policy of Meridian. The elimination of this policy will convert Meridian into a perpetual-life REIT. You are not being asked, at this time, to approve an amendment to the Declaration to eliminate the self-liquidating policy of Meridian. The Meridian Committee expects that your approval will be sought as soon as practicable after the election.


         This change in policy will permit the Meridian Committee's Nominees to continue to operate Meridian, to grow Meridian and to reinvest the proceeds from the sale of any Meridian properties into newly-acquired properties. THIS CHANGE NEEDS TO BE MADE NOW, BEFORE MERIDIAN LIQUIDATES AND ANY OPPORTUNITY FOR INCREASING SHAREHOLDER VALUE IS LOST. The Meridian Committee presently intends to increase the value of Meridian by either merging Meridian with another real estate investment company or purchasing properties directly. The Meridian Committee believes that the size of Meridian will need to be increased substantially to enable Meridian to compete with other REITs and real estate companies.

         The Nominees reserve their right to consider any type of real estate investment that they believe would add value to Meridian. However, the Nominees have identified self-storage facilities as one possible type of investment that may be suitable for the Company and would consider a merger with a real estate company that owns self-storage facilities or the direct purchase of self-storage facilities to further Meridian's growth. Any such merger or purchase may involve companies or properties directly or indirectly controlled by the Nominees, including but not limited to self-storage facilities owned by a limited liability company controlled by Richard M. Osborne, one of the Nominees. The Meridian Committee has not entered into any negotiations regarding any merger between Meridian and, or purchase of Meridian by, another real estate company. Because the total assets of Meridian are currently below $3.0 million and are continuing to decline under current management, the Meridian Committee will be required to seek additional financing to enable Meridian to purchase additional real estate assets to further the growth of Meridian. See "Risk Factors."



         The Nominees commit that any transaction involving companies or properties directly or indirectly controlled by the Nominees would be submitted to the Shareholders, excluding any such controlling Nominee (the "Disinterested Shareholders"), for approval. At this time, however, no commitments or arrangements to purchase any properties have been entered into and no financing to fund any purchase of properties has been arranged. See "Solutions to the Problems."


         We send you this request for your proxy and ask for your vote for a number of reasons:


         (1) Meridian Shares, which traded in 1993 and 1994 at $5.00 per Share, have steadily declined in value, hovering in the $2-3.00 range for most of 1996 and the first half of 1997. On March 22, 1996, the Company paid a dividend of $0.33 per Share. In late August 1997, the price per Share moved up to almost $4.00. Since the payment of a $3.00 liquidating dividend on September 15, 1997, a portion of which represented a return of capital and net earnings, the per Share price has remained between $1-1.60. Since May 1, 1998, Meridian Shares have traded at prices between $0.75 and $1.25 per Share. As of August 28, 1998, Meridian Shares closed at a price of only $0.875 per Share.

         (2) Total Shareholders' equity of Meridian has declined from $3,070,024 at September 30, 1997 to $2,639,000 at June 30,
                  1998. Thus, while holding no real property assets, Meridian has lost over $400,000 of its Shareholders' money in only
                  9 months!

         (3) Based on public information contained in Meridian's filings with the Securities and Exchange Commission (the "SEC"), the Meridian Committee believes that the liquidation value of Meridian is between 66 and 69 cents per Share if Meridian did not lose its REIT status in 1997 and between 37 and 40 cents per Share if it did. For a discussion of the Meridian Committee's belief with respect to the loss of Meridian's REIT status see "We Are Shareholders -- We Need to Know if Our Investment is Still a Qualified REIT."

         (4) We believe that Meridian's franchise, including its existing status as a publicly-traded vehicle, has value. Liquidation will not enable Meridian's Shareholders to receive any of this value. Therefore, we believe that liquidation would be much less profitable for Meridian Shareholders than the retention of Meridian's franchise and the subsequent investment of Meridian's assets in suitable commercial real estate ventures.

         (5) Collectively, we have over fifty years of experience in real estate development and management. Richard M. Osborne, a member of the Meridian Committee and a Nominee, alone has developed, managed or sold over 2,000,000 square feet of industrial and commercial space, over 1,000,000 square feet of retirement homes and over 1,000,000 square feet of self-storage facilities. Currently, Mr. Osborne controls over 550,000 square feet of self-storage facilities.

         We have summarized the events and failures which have led us to believe that management must change. We have invested more than $1,700,000 in the Company. We describe below in further detail why we believe that the Shareholders of Meridian deserve a prompt and comprehensive change in the way Meridian is doing business.


         A member of the Meridian Committee, Richard M. Osborne, through Turkey Vulture Fund XIII, Ltd. (the "Fund"), an Ohio limited liability company of which Mr. Osborne is the sole Manager, has fought to bring you the opportunity to elect a new Board of Trustees that will operate Meridian profitably. Conversely, while continuing to reap management and meeting fees from Meridian, the current Board of Trustees of Meridian has fought to keep this opportunity from you.

         Over one year ago, on July 23, 1997, the Fund requested that the Trustees of Meridian schedule an annual meeting of Shareholders as soon as possible. No annual meeting had been held since February 10, 1995 and no election of trustees had taken place since that time, contrary to the provisions of the Declaration. In Section 6.7, the Declaration requires that there be an annual Shareholders' meeting at least once each year. In response to the Fund's July 23, 1997 letter, Meridian informed the Fund that a Shareholders' meeting was scheduled for October 9, 1997. The Meridian Committee sent a letter to all Shareholders advising them of the meeting, but Meridian did not hold the Shareholders' meeting on October 9, 1997, as promised.


         With the hope of trying to convince Meridian to hold a Shareholders' meeting, representatives of the Fund held many discussions with representatives of Meridian after the October meeting was not held. These discussions continued through December 1997. After continuing to press Meridian to hold a meeting and after the Fund's agreement with Westside Investors ("Westside"), which is described in the following section, broke down in April 1998, the Fund was left with no alternative but to commence a lawsuit to force Meridian to hold an annual meeting as the Fund believes Meridian is required to do under California law and the Declaration. On June 12, 1998, the Fund initiated a lawsuit captioned Turkey Vulture Fund XIII, Ltd. v. Meridian Point Realty Trust '83 (Sup. Ct. CA. No. 995765) alleging the foregoing facts and requesting that the Court (1) issue an order directing Meridian to hold an annual Shareholders' meeting, (2) direct the time and place of such meeting, (3) direct the record date for determining the Shareholders entitled to vote at such meeting, (4) order Meridian to pay costs and (5) find such other and further relief as the Court deems just.

         Finally, on July 21, 1998, as a result of the Fund's lawsuit, the Company agreed to hold its Annual Meeting, scheduled for September 22, 1998, more than three and a half years after Meridian's last "Annual" Meeting.

                    WE ARE SHAREHOLDERS --WE NEED TO KNOW IF
                    OUR INVESTMENT IS STILL A QUALIFIED REIT


         As described below, the Fund has reason to believe that Meridian under the administration of the current Trustees has lost its legal status as a REIT. The Trustees, however, have not clearly told the Shareholders the facts. On June 12, 1998, the Fund filed a second complaint, captioned Turkey Vulture Fund XIII, Ltd. v. Herbert E. Stansbury, Jr., Peter O. Hanson, Lorraine O. Legg, Robert E. Morgan, James M. Pollack and Doe 1 through Doe 10 (Sup. Ct. CA. No. 995738). The named defendants are all the current Trustees of Meridian. In this complaint, the Fund alleges that, among other matters, since August 22, 1997, when Meridian sold its one remaining property, Meridian has made no investments in real estate, and its assets have consisted almost exclusively of cash and cash equivalents, as reported in Meridian's filings with the SEC. After completing the sale of its last property, Meridian publicly reported that it was considering several options, including its sale or liquidation. Based on public information contained in Meridian's filings with the SEC, the Meridian Committee believes that the liquidation value of Meridian is between 66 and 69 cents per Share if Meridian did not lose its REIT status in 1997 and between 37 and 40 cents per Share if it did.



         The complaint further alleges that on February 25, 1998, the Fund and Westside presented a written proposal to Meridian whereby the current Trustees would be required to resign and would be replaced by Trustees nominated by the Fund and Westside. The proposal further called for a Shareholder vote on whether Meridian should be converted to a perpetual-life REIT and then used as a vehicle for the acquisition of real estate. Meridian has simply ignored the Fund's and Westside's proposal and has never responded to the Fund. When Meridian failed to respond to the Fund, the Fund and Westside entered into an agreement on March 20, 1998, for the sale of the Fund's Shares to Westside. The Fund relied upon Meridian's existence and legal status as a REIT in entering into the transaction with Westside. Because there is inherent value in qualification and legal status as a REIT, the sale of the Fund's Shares to Westside was premised on Meridian's standing and qualification as a REIT. Pursuant to the agreement between the Fund and Westside, Westside agreed to pay $2.50 per Share for the Fund's Shares. The sale never occurred because, as the Fund understands, the due diligence investigation performed by Westside regarding Meridian raised questions about Meridian's continued qualification as a REIT.


         Meridian's legal status as a REIT is dependent in part upon compliance with tax rules regarding investments by REITs in assets which are qualified under the Internal Revenue Code of 1986, as amended (the "Code"). The Fund believes and on that basis alleges in the complaint that Meridian has lost its legal status as a REIT under the Code because Meridian invested the cash proceeds of the sale of its last remaining real property in nonqualifying assets.

         Also, the complaint alleges that regardless of whether Shareholders ultimately decide to convert Meridian to a perpetual-life REIT and continue to operate it as a REIT, to sell, or to liquidate, the Trustees of Meridian owed the Fund a fiduciary duty to preserve Meridian's legal status as a REIT as defined by the Code. The Fund believes and on that basis alleges in the complaint that the Trustees have breached their fiduciary duties to the Fund by failing to preserve Meridian's legal status as a REIT. The Fund seeks damages from the Trustees in excess of $600,000. The Trustees of Meridian have filed a motion to dismiss the Fund's complaint. A hearing in the case has been scheduled for September 24, 1998.



                            SOLUTIONS TO THE PROBLEMS


         The Nominees have substantial experience in investing in, managing and analyzing real estate. If the Meridian Committee's Nominees are successful in obtaining control of the Board of Trustees, they are committed to:


         (1) Terminating a management contract between Meridian and a company owned by Meridian's President and Chief Executive Officer. The Nominees will cause Meridian to hire its own employees in order to control overhead expenses and cut overhead costs. (The Meridian Committee has not yet identified employees to run Meridian.)

         (2) Commencing a search for a President and Chief Executive Officer of Meridian. The President's compensation would be determined at the time of hiring.


         (3) Seeking the approval of Shareholders to an amendment to the Declaration to convert Meridian to a perpetual-life REIT in order to aggressively pursue strategies to increase shareholder value, which strategies include the merger or other combination of Meridian with one or more other real estate investment companies. The Nominees reserve the right to consider any type of real estate investment that they believe would add value to Meridian. However, the Nominees have identified self-storage facilities as one possible type of investment that may be suitable for the Company and would consider a merger with a real estate company that owns self-storage facilities or the direct purchase of self-storage facilities to further Meridian's growth. The Meridian Committee has no plan to sell the Company and has not entered into any negotiations in connection with such a sale. Nor has the Meridian Committee entered into any negotiations regarding any merger between Meridian and, or purchase of Meridian by, another real estate company. No merger or sale of or purchase by Meridian involving companies or properties directly or indirectly controlled by the Nominees can be accomplished without the approval of the Disinterested Shareholders.


         (4) Implementing a continuous, effective Shareholder relations program, consisting of annual reports and other periodic information, to keep Shareholders informed about Meridian. The Meridian Committee would not permit a breakdown of communication with Shareholders as has happened because no annual meetings have been held in the last several years and as appears to have happened regarding Meridian's legal status as a REIT.


         (5) If self-storage facilities are selected by the Nominees as the vehicle for Meridian's growth, utilizing the experience of certain Nominees in the self-storage industry to increase Meridian's profitability. As the general population becomes more transient and continues to accumulate more possessions as a result of increased discretionary income, the demand for self-storage facilities increases. Self-storage facilities are designed to offer low cost, accessible storage space for personal and business use on a month-to-month basis. Customers of the self-storage industry include individuals, ranging from high income home owners to college students, and commercial users, ranging from sales representatives and distributors, who require daily access, to small businesses requiring seasonal storage.

         (6) NOT taking any action to impair the status of Meridian as a REIT under the Code, and if necessary, because of the actions of the current Trustees, to exercise their best efforts to restore such status if it has been lost.


                          AMENDMENT OF THE DECLARATION

         The investment policy of Meridian as contained in the Declaration contains a so-called "self-liquidating" provision, which states that the net proceeds from the sale of a property owned by the Company may not be reinvested but shall be distributed to Shareholders after payment of indebtedness relating to such property and other obligations. However, the proceeds of a sale need not be distributed if they are used to purchase land underlying any of Meridian's other properties, to finance improvements or additions to any of the properties, to protect or enhance the Company's investments in any of its properties, to buy out leases or to increase reserves. This self-liquidating policy essentially precludes Meridian from reinvesting the proceeds from the disposition of its properties into new assets, including property.

         The Meridian Committee believes that providing management with the flexibility to reinvest property sale proceeds in new properties will help achieve the goal of increasing the Company's value and return to Shareholders. At this time, the Meridian Committee believes that current management has sold Meridian's last remaining property, has paid a dividend of $3.00 per Share and is evaluating some of the options available, including the sale or liquidation of Meridian. The Meridian Committee believes that implementation of a growth strategy will be far more profitable to the Shareholders than liquidation of the Company.

         As stated above, the Meridian Committee believes that it would be in the best interest of the Shareholders that the self-liquidating policy be amended to allow for the reinvestment of proceeds from the sale of its properties. As a result, if the Meridian Committee is successful in having its Nominees elected to the Board of Trustees, the Board will propose to Shareholders that Section 5.1 of the Declaration be amended to delete the self-liquidating policy and to permit reinvestment of proceeds of the sale of properties. The amendment to the self-liquidating policy may also be accomplished by means of a merger or other combination of Meridian with one or more other REITs or through other strategies that may be developed by the Meridian Committee. Regardless of the form of such amendment, the Meridian Committee will seek approval from Meridian's Shareholders prior to amending the self-liquidating policy. The Meridian Committee expects that your approval will be sought as soon as practicable after the election.


                                  RISKS FACTORS

         Set forth below are certain risks associated with the Meridian Committee's plan to convert Meridian to a perpetual-life REIT. Shareholders would have to approve any amendment to the Declaration necessary to accomplish this conversion.

         LIQUIDATION ALTERNATIVE COULD BE MORE VALUABLE. The current Board is proposing that Meridian be liquidated in which case the Meridian Committee believes, based on information in Meridian's public reports, Shareholders would receive a distribution in an amount equal to as much as 69 cents per Share if Meridian has not lost its REIT status. Although the Meridian Committee believes that liquidation of the Company is not as profitable for the Shareholders as the implementation of a growth strategy, no assurance can be given that converting Meridian into a perpetual-life REIT will lead to a greater return to Shareholders.

         FUNDAMENTAL CHANGE IN NATURE OF INVESTMENT. Meridian is now organized as a finite-life, self-liquidating entity. If the Meridian Committee's plans were to be approved, Shareholders of Meridian will experience a fundamental change in the nature of their investment.

         NO FINANCING. The Meridian Committee has not sought to obtain financing for the purchase of any properties. Such financing will be sought if the Meridian Committee is successful in this election, when specific properties are identified and when the Company is converted to a perpetual-life REIT. There is no assurance that such financing will be obtained when necessary.


         GENERAL REAL ESTATE INVESTMENT RISKS. Real property investments are subject to varying degrees of risk. Real estate cash flows and related equity values are affected by a number of factors, including changes in the general economic climate, local conditions, the quality of management, competition from other available space, interest rates and the availability of financing. Meridian's ability to sell assets in order to change its asset base is effectively restricted by tax rules which impose holding periods for assets and potential disqualification as a REIT upon certain asset sales.

         OPERATING RISKS. If the Meridian Committee is successful in replacing the Board of Trustees of Meridian, and it elects to purchase self-storage facilities or merge with a self-storage REIT, the facilities purchased or owned, as the case may be, will be subject to all operating risks common to the self-storage facility industry. These include the risks normally associated with lack of demand for rental spaces in a locale, changes in supply of or demand for similar or competing facilities in an area and changes in market rental rates. To a lesser extent, there is risk due to inability to collect rents from tenants and the need to make routine renovations and repairs.

         COMPETITION. There are numerous REITs, other real estate companies and other owners of real estate that will compete with Meridian in seeking properties for acquisition and tenants for properties owned.

                             THE MERIDIAN COMMITTEE

         The members of the Meridian Committee are Richard M. Osborne, Steven A. Calabrese, Thomas J. Smith, Mark D. Grossi and Marc C. Krantz. As of the date of this Proxy Statement, members of the Meridian Committee owned of record 587,609 Shares, representing approximately 19.3% of the outstanding Shares. 297,344 of these Shares are owned by the Fund that was formed to acquire, hold, sell or otherwise invest in all types of securities and other instruments. Mr. Osborne, as the sole Manager of the Fund, is the beneficial owner of the Shares owned by the Fund.


         The Meridian Committee is composed of individuals with substantial commercial real estate, finance and legal experience. Mr. Osborne has consistently profited from investment in and management of real estate and other ventures. As a major investor in publicly-traded companies when Mr. Osborne benefits, all stockholders win. When incumbent directors and management have worked together with Mr. Osborne or followed his ideas for increasing shareholder value, his track record speaks for itself:

         1. Brandywine Realty Trust is a REIT trading on the New York Stock Exchange. In January 1996, Mr. Osborne bought more than 500,000 shares at a time when the stock was trading at $11.40 - $12.75 (adjusted for a 1-for-3 stock split). Mr. Osborne served on Brandywine's Board from February 1996 to August 1997. According to Brandywine's 1996 Annual Report, Brandywine was the number one performing office REIT in the U.S. in 1996, "with a total shareholder return (consisting of both share appreciation and dividend distributions) of 91.6% for the twelve month period ended December 31, 1996."

         2. Haverfield Corporation was a financial services holding company trading on the NASDAQ system. Mr. Osborne bought his first shares in November 1995 at $13.88 per share. As early as February 1996, Mr. Osborne began pressing management of Haverfield to take action to maximize shareholder value. On September 19, 1997, Haverfield merged into Charter One Financial, Inc. in a stock-for-stock exchange in which the shareholders of Haverfield received stock with a market value of approximately $29.00 per share.

         3. On March 12, 1997, Mr. Osborne began purchasing shares of common stock of Pacific Gateway Properties, Inc., a company specializing in commercial real estate, for a per share price of $3.99. After acquiring approximately 40% of the outstanding shares of the company, he was appointed as Chairman of the Board of Directors of Pacific Gateway in May 1997, at which time Pacific Gateway common stock was trading at prices between $4.88 and $5.50 per share. On August 28, 1998, Pacific Gateway common stock closed at $9.75 per share, or approximately a 70.3% annualized gain since Mr. Osborne became Chairman.

         4. Mr. Osborne, through the Fund, began purchasing shares of Central Reserve Life Corporation ("CRLC") in August 1997 at prices between $6.25 and $6.38 per share. At that time he began discussing business strategies with CRLC management in an effort to increase value for its shareholders. In July 1998, the Fund invested an additional $3.2 million in CRLC, making it the holder of approximately 14% of the CRLC shares of common stock outstanding (assuming the exercise of certain warrants to purchase common stock held by the Fund). On July 3, 1998, Mr. Osborne was elected to serve on the Board of Directors of CRLC. On August 28, 1998, CRLC common stock closed at $7.50 per share.

         5. Mr. Osborne is Vice-Chairman of the Board of GLB Bancorp, Inc., which initially offered its common stock to the public on May 14, 1998 at a price of $13.00 per share. On August 28, 1998, GLB Bancorp, Inc. common stock closed at $12.25 per share.


         The foregoing is only a summary and does not purport to be a complete description of Mr. Osborne's investments and business activity. There is no assurance that a continuing investment in Meridian would be successful, or that Mr. Osborne's success in prior investments would be matched if he and the Meridian Committee were able to gain control of Meridian.

         Additional information concerning the Meridian Committee and the Fund and the Fund's and Meridian Committee's holdings of Shares is set forth in Appendix A hereto.


                               WE ARE SHAREHOLDERS

         Neither the Meridian Committee nor the Fund is attempting to benefit themselves at the expense of any other Meridian Shareholders. Rather, the Meridian Committee is seeking to increase value for all Shareholders. Neither the Meridian Committee nor the Nominees will earn any profits, commissions or other fees from Meridian for their services in connection therewith, other than
(1) such compensation, if any, as might be payable to any of the Nominees solely in their capacities as Trustees of Meridian, (2) compensation, in an amount not yet determined, payable to a President and Chief Executive Officer of Meridian, if such position is filled by a Meridian Committee member, (3) payments received by the Fund and members of the Meridian Committee in their capacity as holders of Shares of Meridian, (4) reimbursement from Meridian of the expenses of the solicitation of proxies or (5) fees that might be paid in connection with any transaction approved by a majority of the Disinterested Shareholders of Meridian.


                        NOMINEES FOR ELECTION AS TRUSTEES

         The Company's Board of Trustees is presently composed of five Trustees. The Trustees elected at the Annual Meeting will serve in such capacity until the 1999 Annual Meeting of Shareholders and thereafter until their successors shall have been elected and qualified. In opposition to the incumbent Board of Trustees, the Meridian Committee is proposing a slate of five experienced and well-qualified nominees for election as Trustees of Meridian.

         Each Nominee named below has consented to serve as a Trustee of Meridian if elected. The Meridian Committee does not expect that any of the Nominees will be unable to stand for election but, in the event that a vacancy in the slate of Nominees should occur unexpectedly, the Shares represented by the enclosed WHITE Proxy Card will be voted for a substitute candidate selected by the Meridian Committee.

         The following information concerning business address, age, and principal occupation has been furnished by the Nominees.

Name and Business Address                    Principal Occupation for Past Five Years
-------------------------                    ----------------------------------------

Richard M. Osborne                           Richard M. Osborne is President and Chief
7001 Center Street                           Executive Officer of OsAir, Inc., a company
Mentor, Ohio 44060                           he founded in 1963. OsAir, Inc. is a
                                             manufacturer of industrial gases for
                                             pipeline delivery and a real property
                                             developer. Mr. Osborne is the sole Manager
                                             of Turkey Vulture Fund XIII, Ltd., which
                                             began operations in January 1995. The Fund
                                             acquires, holds, sells or otherwise invests
                                             in all types of securities and other
                                             instruments. Mr. Osborne is a Director of
                                             TIS Mortgage Investment Company, a
                                             publicly-held real estate investment trust, a
                                             Director of Central Reserve Life Corporation,
                                             a publicly-held insurance holding company, a
                                             Director and Chairman of the Board of Pacific
                                             Gateway Properties, Inc., a publicly-held
                                             real estate company ("Pacific Gateway"), and
                                             a Director and Vice-Chairman of the Board of
                                             GLB Bancorp, Inc., a bank holding company.
                                             Mr. Osborne is the managing member of Liberty
                                             Self-Stor, Ltd., a company which has owned
                                             and operated 28 self-storage facilities.
                                             Through OsAir or personally, Mr. Osborne has
                                             over 30 years of experience in real estate
                                             development and management. During his career
                                             as a real estate entrepreneur, he has
                                             developed, managed or sold over 2,000,000
                                             square feet of industrial and commercial space,
                                             over 1,000,000 square feet of retirement homes
                                             and over 1,000,000 square feet of self-storage
                                             facilities. Mr. Osborne is 52 years old.



Steven A. Calabrese                          Mr. Calabrese's principal business is
1110 Euclid Avenue, Suite 300                serving as managing partner of Calabrese,
Cleveland, Ohio 44115                        Racek and Markos, Inc., CRM Construction
                                             Inc., and CRM Environmental Services, Inc.,
                                             firms which specialize in evaluations,
                                             management, construction and environmental
                                             assessment services for commercial and
                                             industrial real estate. Mr. Calabrese is
                                             also a Director of Pacific Gateway. Mr.
                                             Calabrese is 37 years old.



Thomas J. Smith                              Since 1992, Mr. Smith has been the President
Suite 100                                    of Retirement Management Company, a company
8500 Station Street                          engaged in retirement facility
Mentor, Ohio 44060                           management. Since April 1, 1996, Mr. Smith
                                             has served as the Executive Operating
                                             Manager of Liberty Self-Stor, Ltd., a
                                             company controlled by Mr. Osborne, which has
                                             owned and operated 28 self-storage
                                             facilities. Mr. Smith is also a Director of
                                             GLB Bancorp, Inc. Mr. Smith is 54 years old.

Mark D. Grossi                               Mr. Grossi is currently Executive Vice
Charter One Bank, F.S.B.                     President and Director of Charter One
1215 Superior Avenue                         Financial, Inc., a publicly-traded savings
Cleveland, Ohio 44114                        and loan holding company, and Executive Vice
                                             President and Chief Retail Banking Officer
                                             of its subsidiary, Charter One Bank. Mr.
                                             Grossi also serves as a Director of Pacific
                                             Gateway. Since prior to 1993, Mr. Grossi has
                                             held various senior executive positions with
                                             Charter One Bank and its predecessor.
                                             Mr. Grossi is 43 years old.


Marc C. Krantz                               Mr. Krantz is a partner with the law firm of
Kohrman Jackson & Krantz P.L.L.              Kohrman Jackson & Krantz P.L.L. and has been
1375 East Ninth Street                       with that firm for the last five years. Mr.
Cleveland, Ohio 44114                        Krantz is a graduate of Dartmouth College
                                             and received his law degree from the
                                             University of Pennsylvania. He is 37 years
                                             old.


         None of the Nominees has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past ten years.


                                VOTING OF PROXIES

         Unless otherwise indicated, the persons named in the accompanying WHITE Proxy Card will vote properly executed and duly returned proxies FOR election of five Meridian Committee Nominees as members of the Board of Trustees of Meridian to serve until the 1999 Annual Meeting of Shareholders and until their successors are elected and qualified, and in accordance with their judgment on such other business as may be properly presented to the Annual Meeting and any adjournment or postponement thereof.

         WHITE Proxy Cards should be signed, dated and returned in the postage-paid envelope provided. Execution of the enclosed WHITE Proxy Card will not affect a Shareholder's right to attend the Annual Meeting and vote in person. A Shareholder who has given a proxy may revoke it at any time before such proxy is voted either by a later dated proxy or by voting in person at the Annual Meeting. Attendance at the Annual Meeting will not in and of itself constitute a revocation.

         If you wish to support the Meridian Committee's proposals, YOUR LAST DATED PROPERLY EXECUTED PROXY MUST BE A WHITE PROXY CARD.

                          PROXY SOLICITATION; EXPENSES

         Proxies may be solicited by mail, telephone, telecopier and personal solicitation. Any of the members of the Meridian Committee and any regular employee of Mr. Osborne may be used to solicit proxies, and will not receive additional compensation therefor. Banks, brokerage houses and other custodians, nominees and fiduciaries will be requested to forward the soliciting material of the Meridian Committee to their customers for whom they hold Shares and the Meridian Committee will reimburse them for their reasonable out-of-pocket expenses.

         The Meridian Committee has retained Beacon Hill Partners, 90 Broad Street, New York, New York 10004, to assist in the solicitation of proxies. The Meridian Committee has agreed to pay Beacon Hill Partners a fee of $25,000 and to reimburse it for its reasonable out-of-pocket expenses. Approximately 25 people will be used by Beacon Hill Partners in its solicitation efforts.

         The Meridian Committee anticipates that its total expenditures relating to the solicitation will be approximately $50,000 (costs represented by salaries and wages of regular employees of Mr. Osborne will not be included in the costs of solicitation and no reimbursement will be sought for such costs); total expenditures to date have been less than $15,000. The entire expense of preparing, assembling, printing and mailing this Proxy Statement and related materials and the cost of soliciting proxies for the Nominees proposed by the Meridian Committee will be borne by the Fund or Mr. Osborne in a manner to be determined by Mr. Osborne. The Fund or Mr. Osborne will seek reimbursement from the Company for those expenses and does not intend to seek Shareholder approval for such reimbursement at a subsequent meeting unless such approval is required under California law.

                                  OTHER MATTERS

         The Meridian Committee is not aware of any other matters to be considered at the Annual Meeting other than the election of Trustees. However, if any other matters properly come before the meeting, the persons named in the enclosed WHITE Proxy Card will have discretionary authority to vote all proxies with respect to such matters in accordance with their judgment.

                              Sincerely,




August 31, 1998               Meridian `83 Shareholders' Committee for Growth

                                   APPENDIX A


         On the date hereof, Richard M. Osborne, as the sole Manager of the Fund, is the beneficial owner of 297,344 Shares, representing approximately 9.8% of the 3,031,618 Shares outstanding, according to the most recently available filing by the Company with Securities and Exchange Commission. Mr. Calabrese, who is a member of the Fund, is the beneficial owner of 290,265 Shares, representing approximately 9.5% of the total Shares outstanding. Mark D. Grossi, who owns no Shares directly, is also a member of the Fund. No other Nominee is a member of the Fund.


         Under the terms of the Operating Agreement of the Fund, Mr. Osborne as the sole Manager, manages all day-to-day operations involving, and makes all decisions concerning, the business and affairs of the Fund. Other than Mr. Osborne, the members have no authority or power to bind the Fund, vote securities owned by the Fund, make investment decisions for the Fund or dispose of any securities held by the Fund. Each member has agreed, under the terms of the Operating Agreement, to indemnify the Fund for any costs or damages incurred by the Fund as a result of the exercise of any unauthorized authority by each such member. The Operating Agreement requires the vote of a majority-in-interest to approve an amendment. Because the Richard M. Osborne Trust, an entity controlled by Mr. Osborne, owns approximately 59% of the Fund, the Operating Agreement may not be amended without Mr. Osborne's consent. Messrs. Grossi and Calabrese own approximately 13.8% and 9.1%, respectively, of the membership interests of the Fund.

         Under Rule 13d-3 promulgated by the Securities and Exchange Commission, "a beneficial owner of a security includes any person, who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares:

         (1) Voting power which includes the power to vote, or to direct the voting of, such security, and/or

         (2) Investment power which includes the power to dispose, or to direct the disposition of, such security."

Because the members of the Fund lack any of the requisite powers of beneficial ownership, none of them are beneficial owners of the Shares owned by the Fund solely because of their investment as members in the Fund.

         The Shares owned of record by the Fund were acquired for an approximate aggregate purchase price of $800,000 with working capital of the Fund.

         The table below sets forth all Shares purchased by the Fund or other entities controlled by Mr. Osborne, within the past two years, the dates on which such purchases were made and the number of Shares involved in such purchases. All Shares controlled by Mr. Osborne (other than Shares already owned by the Fund) were transferred to the Fund on January 27, 1997 for their then current market values. Other than as described in the previous sentence, neither the Fund nor Mr. Osborne sold any Shares during the two year period.

                     Number of Shares                        Date
                     ----------------                        ----

                          153,500                         07/12/96
                            7,500                         09/25/96
                            2,500                         10/07/96
                            2,000                         11/21/96
                            1,500                         12/17/96
                            1,500                         12/26/96
                           15,000                         01/16/97

         Mr. Calabrese purchased 220,265 Shares on July 24, 1997, at $3.82 per Share, for a total price of approximately $840,000, and 70,000 Shares on October 17, 1997, at $1.44 per Share for a total price of approximately $100,000. The funds used for the purchases were loaned to Mr. Calabrese by Mr. Osborne. The loan bears interest at the prime rate as stated in The Wall Street Journal from time to time plus 2% and is unsecured. The outstanding principal balance is approximately $280,000.

         Except as otherwise set forth in this Appendix A, neither the Meridian Committee nor any of the Nominees nor any "associate" of any of the foregoing persons or any other person who may be deemed a "participant" in the Proxy Solicitation is the beneficial or record owner of any Shares. Except as otherwise set forth in this Appendix A, neither the Meridian Committee nor any of the Nominees nor any "associate" of the foregoing persons or any other person who may be deemed a "participant" in the Proxy Solicitation has purchased or sold any Shares within the past two years, borrowed any funds for the purpose of acquiring or holding any Shares or is or was within the past year a party to any contract or arrangement or understanding with any person with respect to any Shares. Other than as described in the Proxy Solicitation, there has not been any transaction since the beginning of the Company's last fiscal year and there is not currently any proposed transaction to which the Company is a party, in which the Fund or any "associate" of the Meridian Committee or any of the Nominees or immediate family member of any of the foregoing persons or any other person who may be deemed a "participant" in the Proxy Solicitation had or will have a direct material interest.

                                    IMPORTANT

         Your vote is important. No matter how many or how few Meridian Shares you own, please vote FOR the Meridian Committee's Nominees by signing, dating and mailing the enclosed WHITE Proxy Card today. The Meridian Committee urges you NOT to return any proxy cards sent to you by the Board of Trustees of Meridian.

         If you have already returned a Board of Trustees' proxy card before receiving this proxy statement, you have every right to change your vote by signing and returning the enclosed WHITE Proxy Card. Only your last dated properly executed proxy will count at the Annual Meeting.

         If you own your Meridian Shares in the name of a brokerage firm, your broker cannot vote such Shares unless he received your specific instructions. Please sign, date and return the enclosed WHITE Proxy Card in the postage-paid envelope that has been provided.

         If you have any questions about how to vote your Meridian Shares, please call our proxy solicitor:

                              Beacon Hill Partners
                                 90 Broad Street
                               New York, NY 10004
                            Telephone: 1-800-854-9486

                                      PROXY
                         Meridian Point Realty Trust `83
                         Annual Meeting of Shareholders


SOLICITED ON BEHALF OF                   PROXY SOLICITED IN OPPOSITION
MERIDIAN `83 SHAREHOLDERS'               TO THE BOARD OF TRUSTEES
COMMITTEE FOR GROWTH

         Unless otherwise specified, this proxy will be voted FOR Item 1. This proxy will be voted in the discretion of the proxies on such other matters as may properly come before the meeting or any adjournment(s) or postponement(s) thereof.

1.       Election of Five New Trustees   FOR [ ] WITHHOLD [ ]

The Meridian Committee Nominees are:

Richard M. Osborne, Steven A. Calabrese, Thomas J. Smith, Mark D. Grossi and Marc C. Krantz.
(Authority to vote for any nominee(s) may be withheld by lining through or otherwise striking out the name of such nominee(s).)


The Proxy revokes all prior proxies and voting instructions.

THE MERIDIAN COMMITTEE RECOMMENDS A VOTE FOR ITEM 1.

         The undersigned hereby appoints Richard M. Osborne and Steven A. Calabrese, and each of them, with full power of substitution, as proxies for the undersigned, to represent and vote, as designated above, all Shares of Beneficial Interest of Meridian Point Realty Trust `83 to which the undersigned is entitled to vote at the Annual Meeting of Shareholders of Meridian scheduled to be held on September 22, 1998, and at any adjournment(s) or postponement(s) thereof, and revokes all prior proxies with respect to the matters covered by this proxy.

                                  Date: ________________, 1998

                                  Signature:___________________________________

                                  Signature: __________________________________

                                  Title or Authority: _________________________
                                  (Please sign exactly as name appears, indicating title or representation capacity, where applicable)


                   PLEASE SIGN, DATE AND MAIL YOUR PROXY TODAY

                If you have any questions on voting, please call:
                     Beacon Hill Partners at 1-800-854-9486